Cheston J. Larson	12670 High Bluff Drive
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File No. 056843-0010

Ms. Mary Beth Breslin

Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Crinetics Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed August 13, 2019
File No. 333-233246

Dear Ms. Breslin:

We are in receipt of the Staff’s letter dated August 16, 2019 with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Crinetics Pharmaceuticals, Inc. (“Crinetics” or the “Company”) as set forth below in connection with filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Choice of Forum, page 12

1.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” Please revise to disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to specifically state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

August 19, 2019

Crinetics’s Response: The Company respectfully advises the Staff that the Company has updated the disclosure on pages 12 and 13 of the base prospectus contained in the Registration Statement in response to the Staff’s comment.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson

of LATHAM & WATKINS LLP

cc:	Joseph McCann, Securities and Exchange Commission

R. Scott Struthers, Ph.D., Crinetics Pharmaceuticals, Inc.

Matthew T. Bush, Latham & Watkins LLP

Kevin C. Reyes, Latham & Watkins LLP